SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

FORMULA SYSTEMS (1985) LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

346414 105

(CUSIP Number)

Guy Bernstein Emblaze Ltd. 22 Zarhin Street Ra'anana, Israel +972-9-7699500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2007

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 346414 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emblaze Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,917,420 *
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,917,420 *
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,917,420 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.83%
14.	Type of Reporting Person (See Instructions) CO

*	Includes 325,000 ordinary shares underlying the Put Option and the Call Option (defined herein).

This Amendment No. 2 to Schedule 13D amends certain information set forth in the Schedule 13D filed by the reporting person with the Securities and Exchange Commission on November 30, 2006 (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed by the reporting person with the Securities and Exchange Commission on December 26, 2006. This Amendment No. 2, like the Initial Schedule 13D and Amendment No. 1, relates to the ordinary shares, nominal value NIS 1.00 per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The address of the principal executive office of the Issuer is 3 Abba Eban Boulevard, Herzeliya, Israel. Except as set forth in this Amendment No. 2, all information included in the Initial Schedule 13D and in Amendment No. 1 is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

If the reporting person exercises the Call Option (as defined herein), or if the person that granted to the reporting person the Call Option exercises the Put Option (as defined herein), the reporting person will finance the acquisition of the Ordinary Shares underlying this Amendment No. 2 and purchased pursuant to the exercise of either the Put Option or the Call Option through the use of personal funds.

Item 4.	Purpose of Transaction.

Except as set forth herein, the reporting person does not have any plan or proposal which relates to or would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The reporting person may purchase or sell additional Ordinary Shares in open market or in privately negotiated transactions, subject to applicable law. In addition, the reporting person may seek the appointment of its representatives to the board of directors of the Issuer, subject to applicable law.

Item 5.	Interest in Securities of the Issuer.

(a)     The reporting person is the beneficial owner of 5,592,420 Ordinary Shares, constituting approximately 42.37% of the issued and outstanding Ordinary Shares. Pursuant to the Call Option, the reporting person has the right to purchase through March 31, 2007, and pursuant to the Put Option, the reporting person has agreed to purchase from the third party that granted the reporting person the Call Option through December 31, 2007, up to 325,000 ordinary shares of the Issuer, constituting approximately 2.46% of the issued and outstanding Ordinary Shares.

(b)     If either the Call Option or the Put Option is exercised, the reporting person shall have the sole power to vote and direct the vote and the sole power to dispose or to direct to dispose all of the Ordinary Shares underlying this Amendment No. 2 that will be purchased by the reporting person pursuant to such exercise.

(c)     In the last 60 days (except as described in Amendment No. 1), the reporting person purchased on January 11, 2007 2,000 Ordinary Shares, at a price of $11.75 per Ordinary Share, in open market transactions.

(d)     None.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 20, 2006, the reporting person signed an agreement with Mr. Gad Goldstein, the President of the Issuer, under which Mr. Goldstein has the option to sell to the reporting person up to 325,000 ordinary shares of the Issuer at the price of U.S. $16 per share (the “Put Option”). The said option is valid from January 1, 2007 through December 31, 2007. On February 1, 2007, Mr. Goldstein and the reporting person entered into an amendment to the foregoing agreement, pursuant to which Mr. Goldstein granted the reporting person the right to purchase, through March 31, 2007, up to 325,000 ordinary shares of the Issuer owned by Mr. Goldstein at the price of U.S. $16 per share (the “Call Option”). Other than the foregoing agreements, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Option Agreement dated as of November 20, 2006 by and between the reporting person and Mr. Gad Goldstein.

Exhibit 2	First Amendment, dated February 1, 2007, to the Option Agreement attached as Exhibit 1.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Emblaze Ltd. By: /s/ Guy Bernstein —————————————— Guy Bernstein Chief Executive Officer

Dated: February 1, 2007